UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

AIR T, INC.
(Name of Issuer)

Common Stock, par value of $.25 per share
(Title of Class of Securities)

009207101
(CUSIP Number)

Nicholas J. Swenson
3033 Excelsior Blvd., Suite 560
Minneapolis, MN 55416
Telephone: (612) 353-6380
(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

March 8, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP NO. 009207101

1		NAME OF REPORTING PERSONS AO Partners I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 200,603
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 200,603
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 200,603
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☒
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.2%
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP NO. 009207101

1		NAME OF REPORTING PERSONS AO Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 200,603
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 200,603
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 200,603
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☒
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.2%
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP NO. 009207101

1		NAME OF REPORTING PERSONS Groveland Hedged Credit Master Fund Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☒
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP NO. 009207101

1		NAME OF REPORTING PERSONS Nicholas J. Swenson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 200,603
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 200,603
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 200,603
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.2%
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 009207101

Item 1.                      Security and Issuer.

This statement relates to shares of the Common Shares, $.25 par value (the “Common Stock”), of Air T, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 3524 Airport Road, Maiden, North Carolina 28650.

Item 2.                      Identity and Background.

This Amended Schedule 13D is being filed jointly by the parties identified below.

•	AO Partners I, L.P., a Delaware limited partnership (“AO Partners Fund”).

•	AO Parnters, LLC, a Delaware limited liability company and General Partner of AO Partners (“AO Partners”).

•	Groveland Hedged Credit Master Fund Ltd., a Cayman entity (“Hedged Credit Master Fund”).

•	Groveland Capital, LLC, a Delaware limited liability company and General Partner of Hedged Credit Master Fund (“Groveland Capital”).

•	Nicholas J. Swenson as the Managing Member of AO Partners and Groveland Capital.

Each of the foregoing is referred to as a “Reporting Person” and, collectively, as the “Reporting Persons.”  Each of the Reporting persons is party to that certain Joint Filing Agreement attached hereto as Exhibit 1.

(a) – (c)  This statement is filed by Mr. Swenson, with respect to the shares of Common Stock beneficially owned by him, as follows:

(1) shares of Common Stock held in the name of AO Partners Fund in Mr. Swenson’s capacity as Managing Member of AO Partners.

(2) shares of Common Stock held in the name of Hedged Credit Master Fund in Mr. Swenson’s capacity as Managing Member of Groveland Capital.

The principal business address of each of AO Partners Fund, AO Partners, Hedged Credit Master Fund, Groveland Capital and Mr. Swenson is 3033 Excelsior Blvd., Suite 560, Minneapolis, MN 55416.  Each of AO Partners Fund, AO Partners, Hedged Credit Master Fund and Groveland Capital are engaged in various interests, including investments.

                      The principal employment of Mr. Swenson is (1) private investor, (2) serving as the sole Managing Member of AO Partners and (3) serving as sole Managing Member and President of Groveland Capital.

(d)           None of the Reporting Persons described herein has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

CUSIP No. 009207101

(e)           None of the Reporting Persons described herein has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)           Mr. Swenson is a citizen of the United States of America.

Item 3.                      Source and Amount of Funds or Other Consideration.

The Common Stock was acquired in open market purchases with working capital of AO Partners Fund and the Hedged Credit Master Fund and the personal investment capital of Mr. Swenson.

Item 4.                      Purpose of Transaction.

The Reporting Persons acquired shares of Common Stock because they believe that the Common Stock is undervalued.  The Reporting Persons’ intent is to influence the policies of the Issuer and assert the Reporting Persons’ shareholder rights, with a goal of maximizing the value of the Common Stock.

Mr. Swenson has requested that the Board of Directors of the Issuer appoint him as a director.

The Reporting Persons may make further purchases of shares of Common Stock.  The Reporting Persons may dispose of any or all the shares of Common Stock held by them.

To the extent the actions described herein may be deemed to constitute a “control purpose” with respect to the Securities Exchange Act of 1934, as amended, and the regulations thereunder, the Reporting Persons have such a purpose.  Except as noted in this Amended Schedule 13D, none of the Reporting Persons has any plans or proposals, which relate to, or would result in, any of the matters referred to in paragraphs (b) through (j), inclusive of Item (4) of Schedule 13D.  Such individuals may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto.

Item 5.                      Interests in Securities of the Issuer.

(a)           The following list sets forth the aggregate number and percentage (based on 2,446,286 shares of Common Stock outstanding as reported in the Issuer’s Form 10-Q, for the period ended September 30, 2011) of outstanding shares of Common Stock owned beneficially by each reporting person named in Item 2:

Name	Shares of Common Stock Beneficially Owned	Percentage of Shares of Common Stock Beneficially Owned

AO Partners Fund	200,603	8.2%
AO Partners	200,603	8.2%
Hedged Credit Master Fund	0	0%
Nicholas J. Swenson	200,603	8.2%

CUSIP No. 009207101

AO Partners is the General Partner of AO Partners Fund.  Because Mr. Swenson is the Managing Member of AO Partners, he has the power to direct the affairs of AO Partners.  Therefore, AO Partners may be deemed to share with Mr. Swenson voting and dispositive power with regard to the shares of Common Stock held by AO Partners Fund.

Because Mr. Swenson is the Managing Member of AO Partners, the General Partner of AO Partners Fund, he has the power to direct the affairs of AO Partners Fund, including the voting and disposition of shares of Common Stock held in the name of AO Partners Fund.  Therefore, Mr. Swenson is deemed to share voting and dispositive power with AO Partners Fund with regard to those shares of Common Stock.

Groveland Capital is the General Partner of Hedged Credit Master Fund.  Because Mr. Swenson is the Managing Member of Groveland Capital, he has the power to direct the affairs of Groveland Capital.  Therefore, Groveland Capital may be deemed to share with Mr. Swenson voting and dispositive power with regard to the shares of Common Stock held by Hedged Credit Master Fund.

Because Mr. Swenson is the Managing Member of Groveland Capital, the General Partner of Hedged Credit Master Fund, he has the power to direct the affairs of Hedged Credit Master Fund, including the voting and disposition of shares of Common Stock held in the name of Hedged Credit Master Fund.  Therefore, Mr. Swenson is deemed to share voting and dispositive power with Hedged Credit Master Fund with regard to those shares of Common Stock.

(b)         Mr. Swenson has sole voting and dispositive power of the Common Stock beneficially owned by AO Partners and the Hedged Credit Master Fund by virtue of each such entity’s and person’s relationship to the other as described in Item 5(a).

(c)         The following purchases have occurred in the last sixty days:

Name	Trade Date	Number of Shares Purchased	Price Per Share	Where and How Transaction was Effected
AO Partners	02/08/2012	198	8.8299	Open market purchase
AO Partners	02/09/2012	100	8.9195	Open market purchase
AO Partners	02/10/2012	2,700	8.9014	Open market purchase
AO Partners	02/22/2012	750	9.2493	Open market purchase
AO Partners	02/23/2012	10,750	9.2162	Open market purchase
AO Partners	02/24/2012	84	9.2	Open market purchase
AO Partners	02/27/2012	1,500	9.2697	Open market purchase
AO Partners	02/28/2012	450	9.2756	Open market purchase
AO Partners	02/29/2012	10,300	9.3947	Open market purchase
AO Partners	03/01/2012	5,484	9.3755	Open market purchase
AO Partners	03/02/2012	1,900	9.3866	Open market purchase
AO Partners	03/05/2012	806	9.3949	Open market purchase
AO Partners	03/06/2012	17,880	9.4154	Open market purchase
AO Partners	03/07/2012	581	9.3092	Open market purchase
AO Partners	03/08/2012	3,400	9.4765	Open market purchase

CUSIP No. 009207101

(d)         No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock beneficially owned by any Reporting Person.

(e)         Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

With respect to AO Partners Fund, AO Partners is entitled to (1) an allocation of a portion of profits, if any, and (2) a management fee based upon a percentage of total capital.  With respect to Hedged Credit Master Fund, Groveland Capital is entitled to (1) an allocation of a portion of profits, if any, and (2) a management fee based upon a percentage of total capital.

Other than the foregoing agreements and arrangements, and the Joint Filing Agreement filed as Exhibit 1 to this Amended Schedule 13D, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer.

Item 7.                      Material to be Filed as Exhibits.

Exhibit No.	Description
1	Joint Filing Agreement.

CUSIP No. 009207101

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:           March 9, 2012

AO PARTNERS I, L.P. By: AO PARTNERS, LLC General Partner By: /s/ Nicholas J. Swenson Nicholas J. Swenson Managing Member
AO PARTNERS, LLC By: /s/ Nicholas J. Swenson Nicholas J. Swenson Managing Member
HEDGED CREDIT MASTER FUND, LTD. By: GROVELAND CAPITAL, LLC General Partner By: /s/ Nicholas J. Swenson Nicholas J. Swenson Managing Member

CUSIP No. 009207101

GROVELAND CAPITAL, LLC By: /s/ Nicholas J. Swenson Nicholas J. Swenson Managing Member

By: /s/ Nicholas J. Swenson Nicholas J. Swenson

CUSIP No. 009207101

EXHIBIT 1

JOINT FILING AGREEMENT

The undersigned hereby agree that the Statement on Schedule 13D with respect to the shares of Common Stock, no par value per share, of  Pro-Dex, Inc. and any further amendments thereto executed by each and any of us shall be filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, and further agree that this Agreement of Joint Filing be included as an Exhibit to such joint filing.

This Agreement may be executed simultaneously in any number of counterparts, all of which together shall constitute one and the same instrument.

Date:           March 9, 2012

AO PARTNERS I, L.P. By: AO PARTNERS, LLC General Partner By: /s/ Nicholas J. Swenson Nicholas J. Swenson Managing Member
AO PARTNERS, LLC By: /s/ Nicholas J. Swenson Nicholas J. Swenson Managing Member
HEDGED CREDIT MASTER FUND, LTD. By: GROVELAND CAPITAL, LLC General Partner By: /s/ Nicholas J. Swenson Nicholas J. Swenson Managing Member

CUSIP No. 009207101

GROVELAND CAPITAL, LLC By: /s/ Nicholas J. Swenson Nicholas J. Swenson Managing Member

By: /s/ Nicholas J. Swenson Nicholas J. Swenson